SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D A/1

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAMMOTH ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

56155L108

(CUSIP NUMBER)

Keri Crowell

Chief Financial Officer

3001 Quail Springs Parkway

Oklahoma City, Oklahoma 73134

405-252-4517

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 56155L108	13D A/1	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gulfport Energy Corporation 73-1521290
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,943,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,943,645
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,943,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D A/1

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) modifies and supplements the Schedule 13D initially filed on February 14, 2018 (the “Schedule 13D”), with respect to the Common Stock of the Issuer. Except to the extent supplemented or amended by the information contained in this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of the Schedule 13D is incorporated herein by reference.

The purpose of the acquisition of the Issued Stock by the Reporting Person was for investment, and the acquisition of the Issued Stock was made in the ordinary course of business. The Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of the Common Stock it owns depending upon an ongoing evaluation of prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as contemplated by the Investor Rights Agreement (described in more detail in Item 6 below), providing the Reporting Person, among other things, with certain registration rights, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person entered into an underwriting agreement dated June 26, 2018 (the “Underwriting Agreement”) by and among the Issuer, MEH SUB LLC, the Reporting Person and Credit Suisse Securities (USA) LLC, as representative of several underwriters listed on the Schedule A of the Underwriting Agreement (the “Underwriters”). Pursuant to Underwriting Agreement, the Reporting Person agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Reporting Person, subject to the terms and conditions set forth therein, 1,235,600 shares of Common Stock (the “Firm Shares”) at a price of $38.01 per share (the “Purchase Price”), in an underwritten public offering pursuant to the Issuer’s Registration Statement on Form S-3 filed with the SEC on November 1, 2018, as amended on June 6, 2018 and declared effective by the SEC on June 19, 2018 (Registration No. 333-221268) and the preliminary prospectus supplement and the final prospectus supplement filed with the SEC on June 26, 2018 and June 28, 2018, respectively. The Reporting Person also granted the Underwriters an option to purchase up to 185,340 additional shares of Common Stock at the Purchase Price.

On June 29, 2018, the Reporting Person completed the sale of its Firm Shares to the Underwriters.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of July 5, 2018, the Reporting Person may be deemed to beneficially own 9,943,645 shares of Common Stock, which represents approximately 22.2% of the outstanding shares of Common Stock (on the basis of the number of shares of Common Stock outstanding (44,740,815 shares) as of June 22, 2018, as reported by the Issuer in its final prospectus supplement filed with the SEC on June 28, 2018).

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Gulfport Energy Corporation	9,943,645	0	9,943,645	0

(c) Except as set forth in Item 3 above and in the Forms 4 filed with the SEC on June 11, 2018 (with respect to Paul Heerwagen, the Reporting Person’s employee and one of the Issuer’s directors) and July 2, 2018 reporting the sale of its Firm Shares to the Underwriters, the Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 1. For a description of the assignment of Common Stock by Mr. Heerwagen, see Item 6 below.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issued Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 of this Amendment No. 1 with respect to the Underwriting Agreement are incorporated herein by reference.

Investor Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer and the Reporting Person entered into an investor rights agreement (the “Investor Rights Agreement”), dated as of October 19, 2016 (which was incorporated by reference in Exhibit 99.1 to the Schedule 13D). Pursuant to the Investor Rights Agreement, the Reporting Person was granted certain demand and “piggyback” registration rights, certain information rights and the right to nominate one of the Issuer’s directors for so long as the Reporting Person owns 10% or more of the Issuer’s outstanding

Common Stock. Such nominee, if elected to the Issuer’s board of directors, is also entitled to serve on each committee of the board of directors if he or she satisfies the independence and other requirements for service on the applicable committee. So long as the Reporting Person has the right to designate a nominee to the Issuer’s board of directors and there is no such nominee actually serving as one of the Issuer’s directors, the Reporting Person has the right to appoint one individual as an advisor to the Issuer’s board of directors who shall be entitled to attend board and committee meetings.

Assignment of Common Stock

Under the terms of his employment with the Reporting Person, Paul Heerwagen, one of the Issuer’s directors, assigned to the Reporting Person all restricted stock units (the “RSUs”) and other equity granted to him under the Issuer’s equity incentive plan. As of the date hereof, an aggregate of 12,235 RSUs was assigned to the Reporting Person by the directors of the Issuer that were nominated by the Reporting Person, of which (i) 7,358 RSUs have vested and are included as beneficially owned by the Reporting Person on this Amendment No. 1, (ii) 2,222 RSUs will vest on October 19, 2018 and (iii) 2,655 RSUs will vest on the earlier of June 7, 2019 and the date of the Issuer’s 2019 Annual Meeting of Stockholders.

Underwriting Agreement and Lock-Up Letter

The terms of the Underwriting Agreement, which was filed by the Issuer with the SEC as Exhibit 10.1 to its Current Report on Form 8-K on July 2, 2018, are described in Item 4 above and are incorporated herein by reference. In addition, in connection with the offering contemplated by the Underwriting Agreement, the Reporting Person executed a lock-up letter dated June 26, 2018 (the “Lock-Up Letter”) (the form of which is filed as Exhibit B included as part of the Underwriting Agreement filed by the Issuer with the SEC as Exhibit 10.1 to its Current Report on Form 8-K on July 2, 2018 and incorporated herein as Exhibit 99.2). Under the terms of the Lock-Up Letter, the Reporting Person agreed that, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC, it will not, directly or indirectly, for a period of 45 days after the date of Underwriting Agreement, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of the Common Stock or any other securities convertible into or exercisable or exchangeable for the Common Stock.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 99.1	Underwriting Agreement, dated June 26, 2018, by and between Mammoth Energy Services, Inc., MEH SUB LLC, Gulfport Energy Corporation and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37917) filed by the Issuer with the SEC on July 2, 2018).

Exhibit 99.2	Form of Lock-Up Letter (incorporated by reference to Exhibit B of Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37917) filed by the Issuer with the SEC on July 2, 2018).

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

GULFPORT ENERGY CORPORATION

By:	/s/ Keri Crowell
Name: Keri Crowell
Title: Chief Financial Officer